**Exhibit 1**

## JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Class I common stock, par value $0.01 per share, Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, Class T common stock, par value $0.01 per share, Class C common stock, no par value per share, and Class E common stock, no par value per share, of Brookfield Real Estate Income Trust Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: July 9, 2026

**BROOKFIELD CORPORATION**

By:  /s/ Swati Mandava
Name:  Swati Mandava
Title:  Managing Director, Legal & Regulatory

**BROOKFIELD WEALTH SOLUTIONS LTD.**

By:  /s/ Seamus MacLoughlin
Name:  Seamus MacLoughlin
Title:  Secretary

**BUSI II GP-C LLC**

By:  /s/ Michelle Campbell
Name:  Michelle Campbell
Title:  Secretary

**BUSI II-C L.P.**, by its general partner, **BUSI II GP-C LLC**

By:  /s/ Michelle Campbell
Name:  Michelle Campbell
Title:  Secretary

**BIM CAPITAL LLC**

By:  /s/ Michelle Campbell
Name:  Michelle Campbell
Title:  Attorney-in-Fact

**BROOKFIELD REIT ADVISER LLC**

By:  /s/ Michelle Campbell
Name:  Michelle Campbell
Title:  Attorney-in-Fact

**BPG NTR HOLDINGS LLC**

By:  /s/ Melissa Lang
Name:  Melissa Lang
Title:  Managing Director